UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47763

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11350 McCormick Rd EP 3 Suite 1204
(No. and Street)

Hunt Valley	MD	21031
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Johnson	410-785-4990	tjohnson@globalbrokers.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli CPA's LLC
(Name – if individual, state last, first, and middle name)

One Bala Ave Ste 234	Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

09/01/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

BRANDON MOORE
NOTARY PUBLIC
HARFORD COUNTY
MARYLAND
My Commission Expires Sept. 18, 2028

[signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2026

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2026

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Global Brokerage Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Global Brokerage Services, Inc (the "Company"), as of June 30, 2026, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

September 22,2026

Bala Cynwyd, PA 19004

GLOBAL BROKERAGE SERVICES, INC.
Statement of Financial Condition
June 30, 2026

ASSETS

Assets:		
Cash and cash equivalents	$	71,760
Commissions Receivable		48,650
Due from Broker		5,148
Prepaid Expenses		27,431
Deposits with Clearing Organization		11,207
Total Assets	$	164,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable	$	3,592
Commissions Payable		43,495
Deferred Income Taxes		9,395
Income Taxes Payable		2,358
Total Liabilities		58,840
Stockholders' Equity:		
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued and outstanding		10,000
Retained Earnings		95,356
Total Stockholders' Equity		105,356
Total Liabilities and Stockholders' Equity	$	164,196

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Operations
For the Year Ended June 30, 2026

	Amount	%
Revenue		
Commissions & Fees	$ 480,408	28.67
Investment Advisory Fees	1,195,256	71.33
Total Revenue	1,675,664	100.00
Expenses		
Commissions and clearing costs	1,148,322	68.53
Regulatory fees and expenses	12,626	.75
Management fees	216,000	12.89
Salaries and wages	180,000	10.74
Cybersecurity Expenses	5,962	0.36
Occupancy expenses	44,215	2.64
Office expenses	18,947	1.13
Payroll taxes	13,905	0.83
Professional fees	15,700	0.94
Telephone	4,948	0.29
Total Expenses	1,660,625	99.10
Net income before income taxes	15,039	0.90
Provision for income taxes	4,233	0.25
Net Income	$ 10,806	0.65

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2026

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 84,550	$ 94,550
Net Income	-0-	10,806	10,806
Balance at End of Year	$ 10,000	$ 95,356	$ 105,356

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Cash Flows
For The Year Ended June 30, 2026

Cash Flow From Operating Activities:		
Net Income	$	10,806
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in:		
Accounts receivable	(	8,747)
Due From Broker	(	5,148)
Prepaid expenses	(	3,095)
Increase (Decrease) in:		
Accounts Payable		3,591
Commissions payable		6,586
Income taxes payable		889
Deferred Income Taxes		1,875
Cash provided by operating activities		6,757
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Increase in deposits	(	26)
Cash (provided) used for investing activities	(	26)
CASH PROVIDED (USED) FOR FINANCING ACTIVITIES		
Cash provided (used) for financing activities		-0-
NET INCREASE IN CASH		6,731
CASH AT BEGINNING OF YEAR		65,029
CASH AT END OF YEAR	$	71,760
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	1,469
Interest	$	-0-

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Brokerage Services, Inc. (the Firm) is a Registered Investment Advisory Firm and an Independent Broker-Dealer offering mutual funds, stocks, bonds, certificates of deposits,exchange traded funds, tax deferred investments, and related insurance products. The Firm offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Firm does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Firm was incorporated in the state of Maryland and started operations in October 1994. The Firm is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Firm evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Firm bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Firm considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Office Administration – The Firm does not acquire nor own any personal property in the name of the corporation. Costs associated with its occupancy, payroll and related costs, advertising and promotional costs, insurance and various other office expenses are included as part of the management fee paid to its affiliate organization.

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are reserved.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm’s assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

NOTE B - COMMISSIONS RECEIVABLE

Management is of the opinion that all of the Firm's Commissions receivable are fully collectible. As of June 30, 2026, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities and 12b-1 fees. Management regularly evaluates the collectability of the Firm’s receivables and consequently believes that no allowance for doubtful receivables is required.

NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

The Firm has an agreement with Hilltop Securities, Inc. to act as its clearing agent. The Firm maintains a deposit with the clearing firm in the amount of $11,207 in an interest bearing account.

NOTE D - SUBORDINATED LIABILITIES

The Firm had no subordinated liabilities during the year ended June 30, 2026.

NOTE E – COMMISSIONS PAYABLE

The Firm has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, income taxes and benefits. The Firm compensates its representatives by paying them a portion of the commissions from the investment products sold.

NOTE F - EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE G - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Firm had net capital of $67,216, which was $62,216 in excess of its required net capital of $5,000.

NOTE H - INCOME TAXES

The Firm's provision for income taxes for the year ending June 30, 2026 consist of the following:

Federal income tax	$ 2,964
State Income Tax	1,269
Total	4,233
Currently Payable	$ 2,358
Deferred Provision	1,875
Total	$ 4,233

NOTE H - INCOME TAXES, Continued

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 27.52%. As of June 30, 2026, net deferred taxes consisted of the following:

Commissions receivable	$	13,387
Due From Broker		1,417
Prepaid expenses		7,548
Accounts Payable	(	988)
Commissions Payable	(	11,969)
Net Deferred Tax Liability	$	9,395

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require recognition or disclosure in the accompanying financial statements. The federal and state income tax returns for the Firm are subject to examination by the Internal Revenue Service and state taxing authorities, generally for a period of three years from the date they were filed. The Firm has not been notified of any intent for such an examination.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Firm are also principals in other entities, exercising common control, which could affect the operating results or financial position of the Firm. These results could be significantly different from those that would have been obtained if the Firm was autonomous.

As of July 1, 1995 the Firm has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis and may be terminated immediately by either party. The monthly management fee is a charge designed to cover the costs for payroll and related costs for management and supervisory role of the firm. The Firm incurred management fees of $216,000 for the fiscal year. Included in the management service agreement is an expense sharing agreement with Universal Asset Management, Inc. to pay rent, office expenses, taxes and other administrative expenses. The other administrative expenses were $44,215 for the year. Universal Asset Management, Inc. and the Firm have common shareholders. The shareholders of the Firm are licensed registered representatives. During the year, the Firm paid commissions to the shareholders in the amounts of $103,654 and salaries in the amount of $180,000.

NOTE J – SEGMENT REPORTING

The Company is engaged in single line of business as a Registered Investment Advisory Firm and an Independent Broker-Dealer comprised of several classes of services, including investment advisory services and the sale of investment products such as mutual funds, stocks, bonds, certificates of deposits, exchange traded funds, tax deferred investments, and related insurance products. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note G and Supplementary Information – Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay additional compensation. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. We do not have any single customer >10% of total revenue.

NOTE K – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed in the financial statements. Such evaluation is performed through September 22, 2026. Based on the definition and requirements of the Subsequent Event Topics of FASB accounting standards codification, management is not aware of any subsequent events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2026

Schedule I

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2026

NET CAPITAL

Total stockholders' equity		$ 105,356
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		105,356
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits- deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		105,356
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$ 7,312	
Due From Broker	5,148	
Prepaid Expenses	25,680	
Other deductions and/or charges	-0-	39,140
Net capital before haircuts on securities positions		67,216
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Trading and investment securities	-0-	
C. Other:	-0-	-0-
Net Capital		$ 67,216

Schedule I (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2026

Aggregate Indebtedness

Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	43,495
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	15,345
Total aggregate indebtedness	58,840

Computation of Basic Net Capital Requirement

Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 747,754
Percentage of Aggregate Indebtedness to Net Capital	87.54%

Reconciliation With Company's Computation

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2026. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2026

In regard to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k)(2)(ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Global Brokerage Services, Inc.

Member FINRA/SIPC

August 17, 2026

Anthony Chiaverelli, CPA
Romeo & Chiaverelli, CPAS
One Bala Avenue Suite 234
Bala Cynwyd, PA 19004

RE: **Exemption Report claimed under Rule 15c3-3(k)(2)(ii)**

Dear Mr. Chiaverelli:

In connection with your engagement to perform a review of Global Brokerage Services, Inc. Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended June 30, 2026, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best of our knowledge and belief, Global Brokerage Services, Inc. has met the exemption provision and Rule 15c3-3(k)(2)(ii) without exception throughout the year ended June 30, 2025. The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Global Brokerage Services, Inc. does its business primarily through their clearing firm on a fully disclosed basis or a limited amount through the direct registration of securities through insurance or registered investment companies. The firm promptly transmits all customer funds directly to the financial institution. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all the information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to June 30, 2026 that Global Brokerage Services, Inc. would not have met the exemption provision of Rule 15c3-3(k)(2)(ii).

Your report is intended solely for the information and use of Global Brokerage Services, Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. Thomas W. Johnson, President

(410) 785-4990 | (800) 839-0204 | Fax (410) 785-4993
11350 McCormick Road | Executive Plaza III, Suite 1204 | Hunt Valley, MD 21031

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Global Brokerage Services, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, on which. Global Brokerage Services, Inc.identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Global Brokerage Services, Incclaimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Global Brokerage Services, Incstated that Global Brokerage Services, Incmet the identified exemption provisions throughout the most recent fiscal year without exception. Global Brokerage Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Brokerage Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

September 22, 2026

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Global Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2026. Management of Global Brokerage Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended June 30, 2026, with the Total Revenue amount reported in Form SPIC-7 for the year ended June 30, 2026, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA
September 22, 2026